Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Managers
U.S. Well Services, LLC:

We consent to the use of our report dated March 28, 2014, with respect to the consolidated balance sheets of U.S. Well Services, LLC (Successor) as of December 31, 2013 and 2012 and the related consolidated statements of operations, members' equity, and cash flows for the year ended December 31, 2013 and for the period from February 21, 2012 (inception) to December 31, 2012, and the related statements of operations, stockholders’ equity, and cash flows of U.S. Well Services, Inc. (Predecessor) for the period from January 1, 2012 to February 20, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston,  Texas
April 4, 2014